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Washington, D.C. 20549-6010	File No. 045630-0011

Attention:	JeffreyRiedler, Assistant Director

Re:	Ardelyx, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed on June 9, 2014
File No. 333-196090

Ladies and Gentlemen:

On behalf of Ardelyx, Inc. (the “Company”), we are hereby filing Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”). The Company previously submitted its Registration Statement on Form S-1 with the Securities and Exchange Commission (the “Commission”) on May 19, 2014 (the “Registration Statement”), Amendment No. 1 to the Registration Statement on June 4, 2014 and Amendment No. 2 to the Registration Statement on June 9, 2014 (Amendment No. 2). Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on June 13, 2014 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto.

Exhibits

1.	We note that you have filed your legal opinion as Exhibit 5.1. Your opinion assumes “that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the DGCL.” This is a readily ascertainable fact, which may not be assumed. Please submit a revised opinion without this assumption.

Response: The Company respectively acknowledges the Staff’s comment and has revised the legal opinion accordingly and filed the revised version as Exhibit 5.1 to Amendment No. 3.

June 18, 2014

Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Michael Raab, Ardelyx, Inc.
Elizabeth Grammer, Ardelyx, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP
David Saul, Ropes & Gray LLP